

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 29, 2006

Mr. Don Patterson
Principal Financial and Accounting Officer
Dairy Fresh Farms Inc.
413 Churchill Avenue
N. Ottawa
Ontario CANADA K1Z 5C7

Re: Dairy Fresh Farms Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed May 26, 2006
Forms 10-QSB for Fiscal Quarters Ended March 31, 2006 and June 30, 2006
Filed June 22, 2006 and August 14, 2006
File No. 0-52160

Dear Mr. Patterson:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 9

1.	Please revise your disclosure to state whether there have been *any* changes in your internal control over financial reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please refer to Section II.F.3 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Report of the Independent Registered Public Accounting Firm, page 19

2.	Provide an audit report signed by your independent registered public accounting firm in an amended filing. Please note that all officer certifications will need to be updated in this amended filing.

Exhibits, page 15

3.	Please provide or incorporate by reference all exhibits required by Regulation S-B Item 601(a) – (b) for each periodic report you file. We further note that some exhibits may be incorporated by reference to Form 8-K. The items to be provided and the filing deadlines for such items under Form 8-K are provided in the instructions to Form 8-K.

Exhibits 31.1 and 31.2

4.	We note that these certifications contain improper wording. Please provide certifications worded exactly as specified in Regulation S-B Item 601(b)(31) in future filings. We note that the words "issuer" or "registrant" should be replaced with "small business issuer" as the case may be, the title of the exhibit should be "certifications", and that paragraph 5.(a) should address "all significant deficiencies".

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Mr. Don Patterson
Dairy Fresh Farms Inc.
November 29, 2006
page 3

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief